SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the Month of August, 2017

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

  This Form 6-K consists of the following materials, which appear immediately following this page:

• Press release dated August 29, 2017 announcing results for the quarter ended June 30, 2017
• Second quarter earnings call presentation

Ferroglobe Reports Results for Second Quarter 2017

•	Q2 2017 revenue of $425.8 million, up 8% from $396.0 million in Q1 2017[1]
•	Q2 2017 net profit of $1.0 million, or $0.02 per share on a fully diluted basis, up from a net loss of $(8.1) million, or a $(0.04) loss per share on a fully diluted basis, in the prior quarter
•
Q2 2017 adjusted net profit attributable to the parent of $6.0 million, or $0.05 per share on a fully diluted basis, compared to a net loss attributable to the parent of $(4.8) million, or $(0.03) per share on a fully diluted basis

•	Q2 2017 reported EBITDA of $36.8 million, an increase of 19% compared to reported EBITDA of $30.9 million in Q1 2017
•	Q2 2017 adjusted EBITDA of $43.9 million, an increase of 42% compared to $30.9 million adjusted EBITDA in the prior quarter
•	Maintained strong balance sheet with Q2 2017 net debt of $435 million compared to $407 million in Q1 2017
•
Results exceeded expectations with first net profit reported since merger. Strong performance driven by price recovery as a result of reduced inflow of low-priced imports of silicon metal and strong end-market demand

LONDON, August 30, 2017 – Ferroglobe PLC (NASDAQ: GSM), ("Ferroglobe" or the "Company"), one of the world's largest producers of silicon metal and silicon- and manganese-based alloys, today announced results for the second quarter of 2017.

In Q2 2017, Ferroglobe posted a net profit of $1.0 million, or $0.02 per share on a fully diluted basis. On an adjusted basis, Q2 2017 net profit attributable to the parent was $6.0 million, or $0.05 per share on a fully diluted basis.

Q2 2017 reported EBITDA was $36.8 million, up from $30.9 million in the prior quarter. On an adjusted basis, Q2 2017 EBITDA was $43.9 million, up 42% from Q1 2017 adjusted EBITDA of $30.9 million. The Company reported adjusted EBITDA margins of 10.3% for Q2 2017, compared to adjusted EBITDA margins of 7.8% for Q1 2017.

Net sales in Q2 2017 totaled $425.8 million, up 8% from $396.0 million in Q1 2017. Selling prices for Ferroglobe's key products continued to improve over the course of the quarter across both the U.S. and Europe:
•
The average selling price for silicon metal increased by 6.3% from $2,080/MT in Q1 2017 to $2,210/MT in Q2 2017, a significant improvement driven by reduced inflow of low-priced imports particularly in North America;

•	The average selling price for silicon-based alloys increased 7.7% to $1,586/MT in the quarter from $1,473/MT in the prior quarter;
•
The average selling price for manganese-based alloys remained broadly flat at $1,308/MT in Q2 2017 as compared to $1,298/MT in the prior quarter as a result of some pricing pressures, offset by lower manganese ore costs from inventory; and

•	In addition to these pricing trends, Ferroglobe continued to realize average sales prices in excess of the index.

The Company also saw stabilization of demand and volumes across its key products. In terms of sales volumes, silicon metal experienced a 9.4% increase quarter-over-quarter, silicon-based alloys experienced a 5.9% decrease quarter-over-quarter and manganese-based alloys experienced a 1.1% increase quarter-over-quarter.

	Quarter Ended June 30, 2017	Quarter Ended March 31, 2017	Quarter Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Shipments in metric tons:
Silicon Metal	82,881	75,753	85,242	158,634	175,347
Silicon-based Alloys	70,913	75,386	74,786	146,299	148,259
Manganese-based Alloys	64,403	63,700	70,756	128,103	134,331
Total shipments*	218,197	214,839	230,784	433,036	457,937

	Quarter Ended June 30, 2017	Quarter Ended March 31, 2017	Quarter Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Average selling price ($/MT):
Silicon Metal	$2,210	$2,080	$2,230	$2,148	$2,311
Silicon-based Alloys	$1,586	$1,473	$1,430	$1,528	$1,432
Manganese-based Alloys	$1,308	$1,298	$777	$1,303	$771
Total*	$1,741	$1,635	$1,525	$1,688	$1,574

	Quarter Ended June 30, 2017	Quarter Ended March 31, 2017	Quarter Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Average selling price ($/lb.):
Silicon Metal	$1.00	$0.94	$1.01	$0.97	$1.05
Silicon-based Alloys	$0.72	$0.67	$0.65	$0.69	$0.65
Manganese-based Alloys	$0.59	$0.59	$0.35	$0.59	$0.35
Total*	$0.79	$0.74	$0.69	$0.77	$0.71

* Excludes by-products and other

__________________________
1 Q1 2017 income statement has been revised to include Ferroglobe's energy business in Spain as no longer discontinued operations, including sales, net profit and reported and adjusted EBITDA.

"Ferroglobe delivered strong performance in Q2 2017 with quarter-over-quarter earnings growth and improved profitability, having delivered positive net income for the first time since the merger. A significant reduction in the flow of low-priced imports of silicon metal resulted in continued pricing improvement particularly in North America and sustained strong end-market demand across all our products continued to drive the stabilization of shipment volumes. We continue to benefit from our diversification strategy, with the business now generating almost equal earnings from our three main products," said CEO Pedro Larrea. "Having focused on carefully managing our cost structure in prior quarters, combined with disciplined execution of our commercial strategy, we have been able to capture the benefits of the market environment with a significant improvement in our margins. We expect prices to continue to improve through the year and we remain focused on sustained performance across all business segments as we move through the remainder of 2017."

Strong cash flow generation continues to support liquidity

Working capital increased by $35.4 million during Q2 2017, primarily a result of the recovery cycle - year-to-date the Company has increased total working capital by $20.3 million. Ferroglobe continued to generate positive cash flows. During the quarter, the Company generated operating cash flow of $20.1 million and free cash flow of $5.8 million.

Ferroglobe's net debt was $435 million at the end of Q2 2017, up by $28 million compared to $407 million at the end of Q1 2017. To further strengthen liquidity, on July 31, 2017 Ferroglobe entered into a $250 million accounts receivable securitization to obtain financing in connection with its receivables generated in the U.S., Canada, Spain and France under one program. This arrangement provides several benefits to the Company, including risk mitigation, liquidity maximization and the ability to replace multiple factoring arrangements with one consolidated, centrally-managed program.

Adjusted EBITDA:

	Quarter Ended June 30, 2017	Quarter Ended March 31, 2017	Quarter Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016

Profit (loss) attributable to the parent	$2,859	(6,554)	(42,238)	(3,695)	(67,937)
Loss attributable to non-controlling interest	(1,859)	(1,561)	(7,080)	(3,420)	(13,291)
Income tax benefit	(1,949)	(1,214)	(29,038)	(3,163)	(28,261)
Net finance expense	14,547	12,970	6,908	27,517	14,523
Financial derivatives loss	4,071	-	-	4,071	-
Exchange differences	(7,263)	20	276	(7,243)	2,004
Depreciation and amortization charges, operating allowances and write-downs	26,401	27,222	24,534	53,623	67,532
EBITDA	36,807	30,883	(46,638)	67,690	(25,430)
Non-controlling interest settlement	1,751	-	-	1,751	-
Power credit	(3,696)	-	-	(3,696)	-
Long lived asset charge due to reclassification of discontinued operations to continuing operations	2,608	-	-	2,608	-
Accrual of contingent liabilities related to commercial disputes	6,400	-	-	6,400	-
Impairment loss	-	-	58,587	-	58,587
Transaction and due diligence expenses	-	-	5,227	-	7,868
Globe purchase price allocation adjustments	-	-	-	-	10,022
Adjusted EBITDA	$43,870	30,883	17,176	74,753	51,047

Adjusted net profit (loss) attributable to Ferroglobe:

	Quarter Ended June 30, 2017	Quarter Ended March 31, 2017	Quarter Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016

Profit (loss) attributable to the parent	$2,859	(6,554)	(42,238)	(3,695)	(67,937)
Tax rate adjustment	(1,645)	1,771	(3,964)	126	6,775
Non-controlling interest settlement	1,191	-	-	1,191	-
Power credit	(2,513)	-	-	(2,513)	-
Long lived asset charge due to reclassification of discontinued operations to continuing operations	1,773	-	-	1,773	-
Accrual of contingent liabilities related to commercial disputes	4,352	-	-	4,352	-
Impairment loss	-	-	39,839	-	39,839
Transaction and due diligence expenses	-	-	3,555	-	5,351
Globe purchase price allocation adjustments	-	-	-	-	6,815
Adjusted profit (loss) attributable to the parent	$6,017	(4,783)	(2,808)	1,234	(9,157)

 Adjusted diluted profit (loss) per share:
	Quarter Ended June 30, 2017	Quarter Ended March 31, 2017	Quarter Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016

Diluted profit (loss) per ordinary share	$0.02	(0.04)	(0.25)	(0.02)	(0.40)
Tax rate adjustment	(0.01)	0.01	(0.01)	0.00	0.05
Non-controlling interest settlement	0.01	-	-	0.01	-
Power credit	(0.01)	-	-	(0.01)	-
Long lived asset charge due to reclassification of discontinued operations to continuing operations	0.01	-	-	0.01	-
Accrual of contingent liabilities related to commercial disputes	0.03	-	-	0.03	-
Impairment loss	-	-	0.23	-	0.23
Transaction and due diligence expenses	-	-	0.02	-	0.03
Globe purchase price allocation adjustments	-	-	-	-	0.04
Adjusted diluted profit (loss) per ordinary share	$0.05	(0.03)	(0.01)	0.02	(0.05)

Recent developments

The favorable demand environment has allowed Ferroglobe to return to close to full capacity utilization. The Selma facility (Alabama, US) restarted one of its two furnaces. Ferroglobe's European and other North American plants are now running at full capacity. Facilities in Argentina and South Africa are currently at 50% and 65% utilization, respectively, in Q2 2017 as a result of unfavorable local conditions. Ferroglobe's plant in Venezuela has halted operations since May 2017, as the Company awaits further developments in the country.

Regarding the ongoing trade cases that Ferroglobe filed in the United States, the Department of Commerce (the "DOC") issued preliminary determinations on August 7, 2017 imposing countervailing duties on silicon metal imports from Australia, Brazil and Kazakhstan. The duties imposed ranged from 3.69% to 120%, with more than 54% of silicon metal imports into the United States being subject to cash deposit requirements. The Company has also filed antidumping cases against imports from Australia, Brazil, and Norway to address unfairly low import pricing. The DOC is expected to make preliminary determinations in the antidumping cases on October 4, 2017, which may result in the imposition of additional duties.

Ferroglobe Executive Chairman, Javier López Madrid, commented, "We are confident that the affirmative preliminary determinations issued on August 7, 2017 will be the first step in ensuring a more competitive and fair silicon metal market in the U.S., and we look forward to receiving a favorable outcome in the ongoing antidumping investigations."

Regarding the ongoing trade case filed in Canada, the Canadian Border Services Agency (the "Agency") issued its preliminary determinations on July 5, 2017. The Agency found dumping and/or subsidy margins for Brazil, Kazakhstan, Laos, Malaysia, Norway and Thailand. It terminated its investigation against Russia on the basis of insufficient import volumes. The final determination of the Agency's investigations is expected to be issued on October 3, 2017. The Canadian International Trade Tribunal hearing is scheduled to take place on October 2, 2017, with a final finding expected to be issued on November 2, 2017.

The Company announced on July 26, 2017 that it has not received the required regulatory approvals to divest hydro-electric operations in Spain. The Company will continue to explore all options, including further efforts to gain formal approval for the divestiture of these non-core assets to capture the assets full value.

Conference Call

Ferroglobe will review the results for the second quarter of 2017 during a conference call at 9:00 a.m. Eastern Time on Wednesday, August 30, 2017.

The dial-in number for the call for participants in the United States is 877-293-5491 (conference ID 69657476). International callers should dial 914-495-8526 (conference ID 69657476). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at http://edge.media-server.com/m/p/xyge3xid.

About Ferroglobe

Ferroglobe PLC is one of the world's largest producers of silicon metal and silicon- and manganese-based alloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is headquartered in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the company's future plans, strategies and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology, including, but not limited to, "may," "could," "seek," "guidance," "predicts," "potential," "likely," "believe," "will," "expect," "anticipate, "estimate," "plan," "intends" or "forecast," variations of these terms and similar expressions, or the negative of these terms or similar expressions.

Forward-looking statements contained in this press release are based on information presently available to the company and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe's actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the company's control.

You are cautioned that all such statements involve risks and uncertainties, including, without limitation, risks that the legacy businesses of Globe and FerroAtlántica will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) Ferroglobe's organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential for international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the "Risk Factors" section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. Ferroglobe does not give any assurance (1) that the company will achieve its expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward-looking financial information and other metrics presented herein represent the company's goals and are not intended as guidance or projections for the periods presented herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake or assume any obligation to update publicly any of the forward-looking statements in this press release to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If the company updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The company cautions you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Financial Metrics

EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to the parent are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success.
Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company's current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. Reconciliations of these measures to the comparable IFRS financial measures are provided above and in the attached financial statements.

* * *
INVESTOR CONTACT:
Ferroglobe PLC
Joe Ragan, US: +1 917 209 8581, UK: +44 (0) 7827 227 688
Chief Financial Officer
Email: jragan@ferroglobe.com

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Income Statement
(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended June 30, 2017	Quarter Ended March 31, 2017*	Quarter Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016

Sales	$425,810	396,037	397,953	821,847	821,432
Cost of sales	(250,279)	(241,138)	(252,764)	(491,417)	(534,607)
Other operating income	4,008	1,629	3,717	5,637	6,050
Staff costs	(74,168)	(66,485)	(72,050)	(140,653)	(139,233)
Other operating expense	(65,009)	(60,124)	(64,374)	(125,133)	(119,315)
Depreciation and amortization charges, operating allowances and write-downs	(26,401)	(27,222)	(24,534)	(53,623)	(67,532)
Impairment losses	-	-	(58,587)	-	(58,587)
Other (loss) gain	(3,555)	964	(533)	(2,591)	(1,170)
Operating profit (loss)	10,406	3,661	(71,172)	14,067	(92,962)
Finance income	162	795	442	957	685
Finance expense	(14,709)	(13,765)	(7,350)	(28,474)	(15,208)
Financial derivatives loss	(4,071)	-	-	(4,071)	-
Exchange differences	7,263	(20)	(276)	7,243	(2,004)
Loss before tax	(949)	(9,329)	(78,356)	(10,278)	(109,489)
Income tax benefit	1,949	1,214	29,038	3,163	28,261
Profit (loss) for the period	1,000	(8,115)	(49,318)	(7,115)	(81,228)
Loss attributable to non-controlling interest	1,859	1,561	7,080	3,420	13,291
Profit (loss) attributable to the parent	$2,859	(6,554)	(42,238)	(3,695)	(67,937)

EBITDA	$36,807	30,883	(46,638)	67,690	(25,430)
Adjusted EBITDA	43,870	30,883	17,176	74,753	51,047

Weighted average shares outstanding
Basic	171,947	171,838	171,838	171,947	171,838
Diluted	172,047	171,838	171,838	171,947	171,838

Profit (loss) per ordinary share
Basic	$0.02	(0.04)	(0.25)	(0.02)	(0.40)
Diluted	0.02	(0.04)	(0.25)	(0.02)	(0.40)

* Revised data presents the results of Ferroglobe's energy business in Spain as no longer discontinued operations.

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Statement of Financial Position
(in thousands of U.S. dollars)

	June 30,	March 31,	December 31,
	2017	2017	2016
ASSETS
Non-current assets
Goodwill	$232,250	230,733	230,210
Other intangible assets	60,282	56,854	62,839
Property, plant and equipment	888,844	790,501	781,606
Non-current financial assets	6,198	5,967	5,823
Non-current financial assets from related parties	-	-	9,845
Deferred tax assets	52,214	47,768	44,950
Non-current receivables from related parties	2,282	2,139	2,108
Other non-current assets	22,337	20,892	20,245
Total non-current assets	1,264,407	1,154,854	1,157,626
Current assets
Inventories	337,555	312,757	316,702
Trade and other receivables	229,703	214,738	209,406
Current receivables from related parties	3,684	5,576	11,971
Current income tax assets	11,272	16,614	19,869
Current financial assets	3,661	3,640	4,049
Other current assets	12,568	10,703	9,810
Cash and cash equivalents	183,561	172,647	196,931
Assets and disposal groups classified as held for sale	-	120,094	92,937
Total current assets	782,004	856,769	861,675
Total assets	$2,046,411	2,011,623	2,019,301

EQUITY AND LIABILITIES
Equity	$906,518	902,872	892,042
Non-current liabilities
Deferred income	5,960	3,656	3,949
Provisions	85,029	83,993	81,957
Bank borrowings	62,776	78,123	179,473
Obligations under finance leases	72,647	1,906	3,385
Debt instruments	338,202	339,693	-
Other financial liabilities	116,492	86,962	86,467
Other non-current liabilities	2,449	2,317	5,737
Deferred tax liabilities	144,345	132,753	139,535
Total non-current liabilities	827,900	729,403	500,503
Current liabilities
Provisions	22,091	11,915	19,627
Bank borrowings	1,021	1,545	241,818
Obligations under finance leases	12,030	586	1,852
Debt instruments	12,537	4,156	-
Other financial liabilities	2,460	1,616	1,592
Payables to related parties	8,813	10,283	30,738
Trade and other payables	178,602	177,015	157,706
Current income tax liabilities	4,673	3,616	961
Other current liabilities	69,766	63,346	64,780
Liabilities associated with assets classified as held for sale	-	105,270	107,682
Total current liabilities	311,993	379,348	626,756
Total equity and liabilities	$2,046,411	2,011,623	2,019,301

Ferroglobe PLC and Subsidiaries
Unaudited Condensed Consolidated Statement of Cash Flows
(in thousands of U.S. dollars)

	Quarter Ended June 30, 2017	Quarter Ended March 31, 2017	Quarter Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the period	$1,000	(8,115)	(49,318)	(7,115)	(81,228)
Adjustments to reconcile net loss to net cash provided by operating activities:
Income tax benefit	(1,949)	(1,214)	(29,038)	(3,163)	(28,261)
Depreciation and amortization charges, operating allowances and write-downs	26,401	27,222	24,534	53,623	67,532
Finance income	(162)	(795)	(442)	(957)	(685)
Finance expense	14,709	13,765	7,350	28,474	15,208
Financial derivatives loss	4,071	-	-	4,071	-
Exchange differences	(7,263)	20	276	(7,243)	2,004
Impairment losses	-	-	58,587	-	58,587
Loss on disposals of non-current and financial assets	1,348	(558)	242	790	191
Other adjustments	2,208	(406)	291	1,802	979
Changes in operating assets and liabilities
(Increase) decrease in inventories	(11,943)	7,108	14,347	(4,835)	57,696
Decrease in trade receivables	9,456	3,765	28,439	13,221	54,236
(Decrease) increase in trade payables	(8,943)	18,156	(10,651)	9,213	(8,741)
Other*	(506)	(34,545)	(16,050)	(35,051)	(58,901)
Income taxes (paid) received	(3,919)	(2,297)	1,497	(6,216)	(11,277)
Interest paid	(4,378)	(9,729)	(5,767)	(14,107)	(13,469)
Net cash provided by operating activities	20,130	12,377	24,297	32,507	53,871
CASH FLOWS FROM INVESTING ACTIVITIES:
Payments due to investments:
Other intangible assets	-	(410)	(87)	(410)	(523)
Property, plant and equipment	(14,319)	(12,362)	(15,676)	(26,681)	(42,484)
Non-current financial assets	-	(14)	(273)	(14)	(273)
Current financial assets	-	-	(13,865)	-	(13,918)
Disposals:
Intangible assets	-	-	(30)	-	-
Property, plant and equipment	-	-	(104)	-	-
Current financial assets	-	-	99	-	99
Interest received	211	353	466	564	709
Net cash used by investing activities	(14,108)	(12,433)	(29,470)	(26,541)	(56,390)
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	-	-	-	-	(13,747)
Payment for debt issuance costs	(3,078)	(10,477)	-	(13,555)	-
Proceeds from debt issuance	-	350,000	-	350,000	-
Increase/(decrease) in bank borrowings:
Borrowings	30	31,425	25,978	31,455	82,969
Payments	(15,300)	(372,380)	11,623	(387,680)	(38,075)
Other amounts paid due to financing activities	(10,694)	(7,211)	(3,851)	(17,905)	(4,563)
Net cash (used) provided by financing activities	(29,042)	(8,643)	33,750	(37,685)	26,584
TOTAL NET CASH FLOWS FOR THE PERIOD	(23,020)	(8,699)	28,577	(31,719)	24,065
Beginning balance of cash and cash equivalents	193,031	196,982	114,019	196,982	116,666
Exchange differences on cash and cash equivalents in foreign currencies	13,550	4,748	(6,822)	18,298	(4,957)
Ending balance of cash and cash equivalents	$183,561	193,031	135,774	183,561	135,774

* Includes the cash outflow impact of the $32.5M shareholder settlement during the quarter ended March 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2017
FERROGLOBE PLC

By:	/s/ Joseph Ragan
Name: Joseph Ragan
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)

     Advancing Materials Innovation  NASDAQ: GSM    Second Quarter 2017

 Forward-Looking Statements and non-IFRS Financial Metrics  This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to us and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that the businesses of Globe Specialty Metals Inc. and Grupo FerroAtlántica (together, “we,” “us,” “Ferroglobe,” the “Company”) will not be integrated successfully or that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward- looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation.EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to the parent are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between the non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated August 30, 2017 accompanying this presentation, which is incorporated by reference herein.

 Table of Contents  Q2 2017 OverviewSelected Financial Highlights

 Q2 2017 Overview     Pedro Larrea, Chief Executive Officer

Q2 2017 results exceeded expectations; first net profit since merger

Capturing *benefits of improved market environment*

(ASP increase vs Q1 2017)

- SiM **+6.3%**
- Si alloys **+7.7%**
- Mn alloys **+0.8%**

Volumes *stabilizing in core products*

(Volume change vs Q1 2017)

- SiM **+9.4%**
- Si alloys **-5.9%**
- Mn alloys **+1.1%**

Sales
+8%
vs Q1 2017

Adjusted EBITDA
+42 %
vs Q1 2017

Adjusted EBITDA margin improvement of 250 bps to
10.3%

Q2 net profit $1.0 million – adjusted net profit
$6.0 million*

Optimized *business platform*

- **Successful** commercial strategy
- **Streamlining** of best practices
- **Diversified** product portfolio
- **Actions underway** to optimize production facilities

- 4 -

*Adjusted net profit attributable to the parent

 Source: Company information  Antidumping and Countervailing Duties   Sale of Spanish Hydro-Electric Assets   Accounts Receivable Securitization  Update on corporate matters    The U.S. Department of Commerce has issued a preliminary determination imposing countervailing duties ranging from 3.69% to 120% on silicon metal imports from Australia, Brazil and Kazakhstan. The Department of Commerce is expected to make preliminary determinations in the antidumping cases on October 4, 2017Canadian authority determined margins of dumping ranging from 4.2% to 135.3%. Final determination of the Agency’s investigations is expected to be issued on October 3, 2017. The Canadian International Trade Tribunal is expected to issue final findings on November 2, 2017  Announced on July 26, 2017 that Ferroglobe had not received the required regulatory approvals to complete divestitureIntend to continue to explore all options, including further efforts to gain formal approval for the divestiture of these non-core assets in order to capture their full value   Entered into $250 million accounts receivable securitization on July 31, to obtain financing in connection with receivables generated in U.S., Canada, Spain and France Provides several benefits, including risk mitigation, liquidity maximization and the ability to replace multiple factoring arrangements with one consolidated, centrally-managed program

 Diversified portfolio provides exposure to improved pricing across key products  Silicon-BasedAlloys26%  Mn-Based Alloys20%  Other11%  Aluminum  Silicones  Solar  Foundry  Specialty Steel  Steel  Qtr / Qtr Revenue Growth by Product  Other  Source: Company informationEnd market data reflects FY 2016 sales  Business benefits from a diversified portfolio, now generating almost equal earnings from three main product segments   Revenue Contribution by Product and Market (Q2 2017)  1

 Q2 2017 revenues up 8% vs previous quarter  Improvement in prices and volumes for silicon metal as well as prices for silicon-based alloys are the key drivers in the quarter

Silicon metal snapshot

Pricing Trends



2,700
2,500
2,300
2,100
1,900
1,700
1,500
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
US Index ($)
Ferroglobe Avg Price ($)
EU Index ($)

Volume Trends



95,000
85,000
75,000
65,000
55,000
45,000
35,000
25,000
81,091
83,950
75,753
82,881
Q3-16
Q4-16
Q1-17
Q2-17

Sequential Quarter Product EBITDA Contribution ($m)



$7.3
$8.1
$0.2
$2.1
$17.7
Q1-17
Price
Volume
Cost
Q2-17

Commentary

- Silicon metal EBITDA more than doubled due to higher realized prices and increased volumes from new orders, especially in North America
- Silicon metal prices:
  - Continue to increase in North America as a result of the preliminary rulings in ongoing trade cases
  - Upward trend in China: +500 $/t since mid-July
  - First signs of European recovery during August
- Volumes were up 9.4% in Q2 2017 vs Q1 2017

- 8 -

 Silicon-based alloys snapshot   Volume Trends  Commentary  Silicon-based alloys cost increase attributable to technical issues at Bridgeport facility and the conversion of one furnace at SabonFerrosilicon prices remain at historically strong levels and gained traction during August, especially in North America. Actively looking to fill up order book to take advantage of current levelsVolumes were down 5.9%   Sequential Quarter Product EBITDA Contribution ($m)  Pricing Trends

Manganese-based alloys snapshot

Pricing Trends



€ 1,500
€ 1,400
€ 1,300
€ 1,200
€ 1,100
€ 1,000
€ 900
€ 800
€ 700
€ 600
€ 500
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
FeMn Index EU ($)
SiMn EU Index ($)
Mn alloys Ferroglobe Avg Price ($)

Volume Trends



85,000
75,000
65,000
55,000
45,000
35,000
25,000
59,368
77,927
63,700
64,403
Q3-16
Q4-16
Q1-17
Q2-17

Sequential Quarter Product EBITDA Contribution ($m)



$17.8
$(0.4)
$2.7
$0.4
$0.5
$21.0
Q1-17
Price
Mn Ore price
Volume
Cost
Q2-17

Commentary

- Manganese-based alloys faced with pricing pressure, offset with lower manganese ore costs from inventory
- Market prices came down in Q2 2017 from historical highs. Prices are gaining momentum again in Q3 2017
- Volumes were up slightly compared to Q1 2017 – with plants running at full capacity

10 -

 Pricing momentum continues to drive performance   Ferroglobe Actions Leading to Results  Commercial strategy has captured the recovery of the market Continue to optimize business platform: Actions underway to optimize production facilities: minimizing the impact of idled facilities: streamlining production plans to increase utilization rates; including the conversion of furnaces to capture market opportunitiesStreamlining of best practicesDiversified product portfolio   Sequential Quarter EBITDA Contribution ($m)

Delivering value for shareholders and positioning for the long term

Q2 2017 Performance

- Reported EBITDA of $36.8 million. Adjusted EBITDA of $43.9 million for the quarter +42% vs reported EBITDA of $30.9 million in Q1 2017
- Net profit of $1.0 million, or $0.02 per share on a fully diluted basis. Adjusted net profit attributable to the parent of $6.0 million, or $0.05 per share on a fully diluted basis.
- Working capital increased by $35.4 million during the quarter, primarily a result of the recovery cycle - total working capital increase year-to-date of $20.3 million
- Operating cash flow of $20.1 million and free cash flow of $5.8 million
- Balance sheet strength maintained:
  - Net debt of $435 million at end of Q2; up compared to $407 at the end of Q1
  - Liquidity of $320 million at end of Q2
  - Net Debt to EBITDA metrics have improved dramatically

Remain Focused on Delivering Long-Term Value

- Conservative capital structure — company positioned to pursue growth opportunities
  - Successful refinancing has simplified the debt structure and improved the solvency with regard to covenants
  - Focus on deleveraging the balance sheet
  - Leverage target of below 2x
- Continue to focus on managing cost structure through technical performance, portfolio optimization and streamlining of SG&A
- Business decisions, including M&A and CapEx, are made with a focus on financial metrics – targeting immediately accretive transactions

- 12 -

Selected Financial Highlights  Joe Ragan, Chief Financial Officer

 Q2 2017 key performance indicators and overview  1 Free cash flow defined as “Net cash provided by operating activities” minus “Payments for property, plant and equipment.”Source: Company information  Key performance indicators  Q2 2017  Q1 2017  FY 2016  Sales ($m)  425.8  396.0  1,555.7  Operating Profit ($m)  10.4  3.7  -375.6  Profit Attributable to the Parent ($m)  2.9  -6.6  -338.4  Adjusted EBITDA ($m)  43.9  30.9  70.4  Adjusted EBITDA Margin  10.3%  7.8%  4.5%  Working Capital ($m)  388.7  353.3  368.4  Free Cash Flow1 ($m)  5.8  -  43.4  Notes

 Balance sheet summary  ($mm)  Q2 20171  Q1 20171  12/31/2016  Total Assets  2,046  2,012  2,019  Net Debt2  435  407  405  Book Equity   907  903  892          Net Debt2 / Total Assets  21%  20%  20%  Net Debt2 / Capital3   32%  31%  31%  Financial results are unauditedNet Debt includes finance lease obligationsCapital is calculated as book equity plus net debt  Notes

 Debt evolution ($m)  Quarterly debt evolution

 Working capital evolution ($m)  +$26m Inventory+$10m A/R

   Concluding remarks   Improved market environment: recovery trend continues across key products  Business well-positioned: cost structure and commercial strategy  Positive outlook for remainder of 2017

    Q&A

 Advancing Materials Innovation  NASDAQ: GSM      Second Quarter 2017